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                                                            EXHIBIT 99(a)(5)(ix)

Media Contact:     Doug Kline                Analyst Contact:  Clem Teng
                   Sempra Energy                               Sempra Energy
                   877-866-2066                                877-736-7727
                   www.sempra.com


        SEMPRA ENERGY ANNOUNCES PRELIMINARY RESULTS OF SELF-TENDER OFFER

                       36 MILLION SHARES TO BE REPURCHASED

     SAN DIEGO, Feb. 28, 2000 -- Sempra Energy (NYSE: SRE) today announced the preliminary results of its Dutch Auction self-tender offer. The offer to repurchase shares expired Feb. 25, 2000, at 5 p.m. EST.

     As previously announced, Sempra Energy is implementing a series of financial initiatives to provide the company with increased financial flexibility to invest in growing domestic and international businesses. In addition to the tender offer, the initiatives included the reduction of its quarterly dividend to $0.25 per share ($1.00 annualized rate) from $0.39 per share ($1.56 annualized rate).

     "We are pleased with the success of our tender offer," said Richard D. Farman, chairman and chief executive officer of Sempra Energy. "This is an important component of our plan to develop greater financial flexibility to invest in growth businesses in the near term and to increase our compound average growth rate in earnings per share over the next three years. It demonstrates our ongoing strategy to be a more focused, flexible and competitive energy services company."

                                     -more-
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SEMPRA ENERGY ANNOUNCES . . . /PAGE 2


     Based on a preliminary count by First Chicago Trust Company of New York, the depositary for the offer, 41.2 million shares of common stock were properly tendered and not withdrawn at prices at or below $20.00 per share. Sempra Energy expects to purchase 36 million shares at a price of $20.00 per share. The preliminary proration factor for the tender offer is approximately 87.1 percent of the shares tendered. Sempra Energy may, in its discretion, purchase additional shares from shareholders who hold an odd-lot following proration.

     The determination of the actual purchase price for the common stock and the actual proration factor are subject to final confirmation of the proper delivery of all shares tendered and not withdrawn, including shares tendered pursuant to the guaranteed delivery procedure. Payment for the shares accepted for purchase, and return of all other shares tendered but not accepted for purchase, will occur as soon as practicable after determination of the final proration factor. The repurchase is being financed with the proceeds of Sempra Energy's recently completed public offerings of senior notes and trust-preferred securities.

     As noted in Sempra Energy's Offer to Purchase, the company may in the future purchase additional shares in the open market, through private transactions, tender offers or otherwise. Under applicable securities laws, Sempra Energy may not repurchase any shares of its common stock until after March 10, 2000.

     After the purchase of the shares through the Dutch Auction tender offer, Sempra Energy will have approximately 204 million shares of its common stock outstanding. The closing price of Sempra Energy common stock on Feb. 25, 2000, was $18.75 per share.

     The dealer manager for the offer was Goldman, Sachs & Co. The information agent was D.F. King & Co., Inc.

     Sempra Energy, based in San Diego, is a Fortune 500 energy services holding company with 12,000 employees and annual revenues of $5.5 billion. Through its seven principal subsidiaries -- Southern California Gas Company, San Diego Gas & Electric, Sempra Energy Solutions, Sempra Energy Trading, Sempra Energy International,
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SEMPRA ENERGY ANNOUNCES . . . /PAGE 3


Sempra Energy Resources and Sempra Energy Financial -- Sempra Energy serves 9 million customers in the United States, Europe, Canada, Mexico, and South America.

                                     -more-





     This press release contains statements that are not historical fact and constitute projections, forecasts or forward-looking statements. When we use words like "believes," "expects," "anticipates," "intends," "plans," "estimates," "may," "should" or similar expressions, or when we discuss our strategy or plans, we are making projections, forecasts or forward-looking statements. These statements are not guarantees of performance. They involve risks, uncertainties and assumptions that could cause the company's future results to differ materially from those expressed in these statements. Many of the factors that will determine these results are beyond the company's ability to control or predict. These statements are necessarily based upon various assumptions involving judgments with respect to the future. These risks and uncertainties, include, among others: national, international, regional and local economic, competitive and regulatory conditions and developments; capital market conditions, inflation rates and interest rates; energy markets, including the timing and extent of changes in commodity prices; weather conditions; business, regulatory and legal decisions; the pace of deregulation of retail natural gas and electricity delivery; technological developments; the timing and success of business development efforts; and other uncertainties, all of which are difficult to predict and many of which are beyond the company's control. These risks and uncertainties are further discussed in the company's Annual Report on Form 10-K for the fiscal year ended Dec. 31, 1998, which has been filed with the Securities and Exchange Commission and is available through the EDGAR system without charge at its website at www.sec.gov.

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